May 10, 2023

Via Edgar

Tyler Howes

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	ABVC BioPharma, Inc.
Registration Statement on Form S-1
Filed April 24, 2023
File No. 333-271416

Dear Mr. Howes:

This letter is in response to the letter dated May 3, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ABVC BioPharma, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amendment No. 1”) is being filed to accompany this letter.

Registration Statement on Form S-1

Cover Page

1.	We note that you intend to register “up to $3,175,000 shares” of common stock issuable upon conversion of a secured, convertible note at an initial conversion price of $1.05 per share. Please revise to disclose the number of shares being registered, rather than a dollar figure.

Response: In response to the Staff’s comment, the Company revised its disclosure on the cover page to accurately disclose that we are registering 8,527,143 shares, which represents the shares underlying the convertible note, warrant and placement agent warrant.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Louis Taubman, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Howard Doong
Name:	Howard Doong
Title:	Chief Executive Officer

Cc: Louis Taubman, Esq.

Hunter Taubman Fischer & Li LLC